SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated February 8, 2021, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the first half of Fiscal Year 2021 (in ARS million)	12/31/2020	12/31/2019

Gain / Loss attributable to:
Company’s shareholders	4,761	(519)
Non-controlling interests	524	178

Equity Composition:
Capital stock	54,123	126
Comprehensive adjustment of capital stock	10,743	4,089
Additional paid-in capital	-	11,577
Legal Reserve	1,184	160
Futures Dividends Reserve	-	37,911
Reserve Resolution CNV 609/12	-	11,064
Special Reserve	7,832	180
Other Reserve	81	-
Changes in non controlling interest	(257)	(218)
Retained earnings	5,980	(521)
Other comprehensive income	432	-
Total attributable to the company's shareholders	80,118	64,368
Non-controlling interest	5,412	3,805
Total Shareholders’ Equity	85,530	68,173

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 54,123,001,970, divided into 541,230,019 common, registered, non-endorsable shares of ARS 100 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	432,551,031	79.92%
Minority Shareholders	108,678,988	20.55%

It is clarified that as of the closing date of the financial statements, said capital increase was still pending before the control body and the authorization of the public offer of the shares was pending and the outstanding shares were 126,014,050.

Below are the highlights for the first half of Fiscal Year 2021 ended December 31, 2020:

●
The net result for the first semester of fiscal year 2021 recorded a gain of ARS 5,285 million compared to a loss of ARS 341 million in the same period of 2020, mainly explained by higher results due to changes in the fair value of investment properties and higher net financial results.

●
Adjusted EBITDA reached ARS 8,883 million in the first semester of fiscal year 2021, increasing 90.7% compared to 2020, mainly explained by the Sales and Developments segment, whose EBITDA reached ARS 7,393 million as a result of the sales made of the buildings Bouchard 710 and the Boston Tower. The adjusted EBITDA of the rental segments reached ARS 1,641 million, which represents a 66% drop compared to the same period of the previous year.

●
Tenant Sales in Shopping Centers fell by 11.4% in real terms in the second quarter of fiscal year 2021 compared to the same period of 2020, observing a recovery with respect to the previous quarters given the malls’ reopening in October 2020. The occupancy of the portfolio was reduced to 88.3%.

●
Regarding the office segment, in December 2020, we added the “261 Della Paolera” building, the Company's new headquarters, to the portfolio. The building is 74.6% occupied.

●
During the first half of 2021, we have sold approximately 29,654 sqm of offices for a total amount of USD 170.6 million.

●
On November 25, 2020, we distributed a cash dividend in the amount of ARS 9.7 billion.

 1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: February 8, 2021